Filed by FB Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Franklin Financial Network, Inc.
Commission File No.: 001-36895

The following is a transcript of a conference call held on January 21, 2020 relating to the announcement of the proposed merger between FB Financial Corporation and Franklin Financial Network, Inc.

* * *

FB Financial Corporation Conference Call
Tuesday, January 21, 2020, 6:00 PM Eastern Time

Executives:
Christopher T. Holmes; President and Chief Executive Officer, FB Financial
James Gordon; Chief Financial Officer, FB Financial
Chris Black; Executive Vice President and Chief Financial Officer, Franklin Financial Network and Franklin Synergy Bank
J. Myers Jones; Chief Executive Officer, Franklin Financial Network and Franklin Synergy Bank

Analysts:
Jennifer Demba; SunTrust
Stephen Scouten; Piper Sandler
Catherine Mealor; KBW
Tyler Stafford; Stephens
Daniel Cardenas; Raymond James

Operator:  Good evening, and welcome to the FB Financial Corporation's conference call regarding their fourth quarter 2019 earnings release and proposed merger with Franklin Financial Network, Inc.

Hosting the call today from FB Financial is Chris Holmes, President and Chief Executive Officer. He is joined by James Gordon, Chief Financial Officer, and Wib Evans, President of FB Ventures, as well as Myers Jones, Chief Executive Officer, and Chris Black, Chief Financial Officer, from Franklin Financial Network, Inc.

Please note FB Financial's press release and each of this evening's presentations are available on the Investor Relations page on the company's website at http://www.firstbankonline.com.

Today's call is being recorded and will be available for replay on FB Financial's website approximately one hour after the completion of this call.

During this presentation, FB Financial may make comments which constitute forward-looking statements under the federal security laws. All forward-looking statements are subject to risks and uncertainties and other factors that may cause actual results and performance or achievement of FB Financial to differ materially from any results expressed or implied by such forward-looking statements. Many of such factors are beyond FB Financial's ability to control or predict, and listeners are cautioned not to put any undue reliance on such forward-looking statements.

A more detailed description of these and other risks is contained in FB Financial's periodic and current reports filed with the Securities and Exchange Commission, including FB Financial's most recent Form 10-K, as well as the press release announcing the transaction of the company's most recent earnings release. Except as required by law, FB Financial disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.

In addition, these remarks may include certain non-generally accepted accounting principle financial measures as defined by Securities and Exchange Commission Regulation G. A presentation of the most directly comparable generally accepted accounting principle financial measures and a reconciliation of the non-GAAP measures to comparable GAAP measures is available in FB Financial earnings release, supplemental and financial information for this evening's presentation, which are available on the Investor Relations page of the company's website at http://www.firstbankonline.com and on the Securities and Exchange Commission's website at http://www.sec.gov.

I would now like to turn the presentation over to Chris Holmes, FB Financial's President and CEO.

Christopher T. Holmes:  Thank you very much, Keith. Good evening, and thank you for joining us on this call to hear about our fourth quarter earnings and the merger announcement with Franklin Financial Network. We appreciate your interest in both companies.

We have exciting news tonight that I know you all want to hear about, but first I want to walk through the highlights for the year and let James briefly cover our earnings. Then I'll turn it over to Myers and Chris for a moment before I share my thoughts on the merger with Franklin Synergy.

Looking at 2019, we feel that we delivered outstanding results. Our highest priority is always going to be taking care of our customers, and the top initiative in our strategic plan states just that. When we formalized our strategic planning process 10 years ago, that was the case, and that's going to be the case for each of our future strategic plans under this leadership team.

The measures of how we execute on that are our core growth and profitability metrics. For the year, we delivered on those metrics: adjusted EPS of $2.83, or 8.4% growth over 2018, with no share buybacks, which resulted in an adjusted return on average assets of 1.55% and a return on average tangible common equity of 16.4%. Excluding acquired balances, we grew loans by 10% and customer deposits by 6.3%, while non-interesting-bearing deposits increased by 14.8%. We're proud of those growth and profitability metrics, and as a result, we call 2019 a successful financial year.

2019 was also an exciting year for us from a strategic standpoint. We acquired 10 branches from Atlantic Capital Bank, increasing our market share in Chattanooga from seventh to fifth and in Knoxville from 11th to ninth. That acquisition has performed better than expected so far and we look forward to continuing to build on our presence in those markets.

We also converted to our new treasury platform, which was partially responsible for our outstanding organic non-interest-bearing deposit growth of 14.8% over the course of the year.

We reorganized our mortgage operations, shedding our wholesale channels and aligning the division more directly with our customer-relationship-focused strategy. We feel that we are now properly positioned to excel in the favorable environments while avoiding a drag on earnings in higher-rate environments.

And we announced the pending acquisition of Farmers National Bank in Scottsville, Kentucky, where we will enter the Bowling Green MSA ranked seventh in market share, including over 50% market share in Scottsville, Kentucky. We anticipate closing that acquisition in mid-February and look forward to officially welcoming these associates and customers to our FirstBank family.

All told, a very strong year, and we're very proud of our associates for continuing to execute and deliver these results. I'll now turn it over to James to talk through our quarter results.

James Gordon:  Thanks, Chris, and good evening, everyone. Obviously this is an exciting time in the history of our company, but first let me share some thoughts on the fourth quarter and 2019 earnings.

We had another solid quarter of results with adjusted EPS of $0.70 per diluted share, adjusted ROAA of 1.42% and adjusted return on average tangible common equity of 15.2%. We delivered annualized loan growth of 5.9% for the quarter, which is in line with our current guidance of 5% to 10% over the near term. Customer deposits were up slightly at 1.5% annualized growth for the quarter, excluding the $104.1-million decline in mortgage and other deposits. Overall, deposits in our banking mortgage grew 10.5% annualized.

Our net interest margin felt the impact of September and October's rate cuts, as we were at 3.91% when excluding the 21-basis-point impact of accretion and nonaccruals within our expected range of 3.85% to 4.15%. As a current guidepost for the month of December, our contractual yield on loans was 5.19%, our cost of total deposits was 99 basis points and our net interest margin excluding accretion and nonaccrual interest collections was 3.86%. We believe that we've seen a pause in downward pressure on our loan yields, and we are actively managing our deposit costs down. We may have a slight dip in the first quarter margin from the fourth quarter margin given where December was compared to the quarter, but we believe that we have an opportunity to improve on that over the second half of the year.

Mortgage delivered better than anticipated results as volumes and margins remained higher than expected in November and December, resulting in a total mortgage pretax contribution of $3 million. For 2020, we hope to deliver total mortgage pretax contribution results that would be flat to slightly down from 2019's adjusted contribution of $11.7 million. That target will be largely dependent upon the overall rate environment.

On credit, you saw our net charge-offs and provision expense increase this quarter as we had a single loan that accounted for $2.6 million of our charge-offs, or 24 basis points of our 30 basis points of net charge-offs for the quarter. The remaining balance of that credit is $1.6 million, and it accounted for the majority of our increase in nonaccrual loans this quarter. The credit referenced is an isolated occurrence related to specific events with a single borrower. The underlying trends of our loan portfolio remain solid and we continue to see overall strength in our market.

With that summary of the quarter, I will turn it over to Chris Black to speak about Franklin Financial's quarter.

Chris Black:  Thanks, James. Good evening, everyone. We had a strong quarter at Franklin Financial. We delivered core EPS of $0.68 for the quarter, up 11.5% from the fourth quarter of 2018. We continued to see progress in our balance sheet rotation optimization and reduction of noncore banking activities. Our SNC portfolio is $112 million smaller than it was in the fourth quarter of 2018, and is down to just 4.9% of the total portfolio. Our securities portfolio is $500 million smaller than it was in the fourth quarter of 2018, down to 16.7% total assets from 27.1% a year ago.

We've also significantly decreased our noncore funding, down $379 million over the course of 2019. As a result, profitability metrics have improved, with our net interest margin up 14 basis points from last quarter and 43 basis points from the fourth quarter of 2018. We are excited to join forces with FB Financial going forward and build upon a very strong core community bank.

I'll now turn it to Myers to share his thoughts on our merger.

J. Myers Jones:  Thanks, Chris. Hello, everyone. We are here tonight to celebrate a momentous occasion. This pairing with FirstBank is the beginning of a great partnership. Together, we believe that we have the opportunity to be Tennessee's premier community bank. It became clear over the course of diligence and negotiation that each of our customer-centered cultures would be very compatible. I truly believe that we will be better together, and our ability to serve our customers and our communities will be stronger than ever. I want to thank all of our Franklin Synergy associates for getting us to this point, and I think that we should all be excited about this next chapter and our potential together with FirstBank.

With that, I will turn the call back over to Chris Holmes for his comments on our merger.

Christopher T. Holmes:  Thank you, Myers and Chris. We're excited to be sitting here at the table with you tonight. And there are three driving reasons for this combination: first, expanding the presence and deepening the penetration of the combined bank in the Nashville MSA; second, combining the talent base of FirstBank with Franklin Synergy's strong community bankers; and third, the opportunity to meaningfully improve our earnings per share while taking a protective approach to our balance sheet and tangible book value per share.

On the first item, we'll add eight branches to the distribution network across the MSA, all in highly attractive locations. As we've said time and again, we believe that density in scale in banking in a market provides tremendous value in brand recognition, pricing power and ability to accelerate growth. That is, growth and profitability, the two objectives that we preach every day. With this merger, we achieve the density and scale that we've been building towards in Nashville since 2012, and that we believe is going to propel our growth and profitability.

Following the close of the transaction, we will rank first in Williamson County, second in Rutherford County and 10th in Davidson County in terms of deposit market share. In the broader Nashville MSA, we'll move from 12th up to sixth with $4 billion in deposits. From a demographic standpoint, Williamson and Rutherford counties are driving forces behind the Nashville MSA being as attractive as it is. Williamson is the wealthiest county in Tennessee, while Rutherford is the third wealthiest. From 2010 to 2020, Williamson and Rutherford counties were the two fastest-growing markets in the state when you exclude counties with less than 15,000 residents. Over the next five years, Williamson is expected to be the fastest-growing county in Tennessee and Rutherford the third fastest, again excluding the smaller counties.

While FirstBank has had a presence in Franklin for a number of years, we've been largely irrelevant there with the exception of the Fairview community. Our lack of progress in the market has been partially due to Franklin Synergy's dominance. We've been doing our best to compete with them in Williamson County, but we've been largely unable to do so due to Franklin's deep relationships in the community. It feels great to stop beating our head against the wall and be on the same team going forward.

Rutherford County has been a steady market for FirstBank since we expanded there via acquisition in 2007, but we've not had the distribution network and the scale we've needed to fully take advantage of the growth that Rutherford County has experienced. By pairing with Franklin Synergy and becoming the second-largest market share bank in that county, we're excited about our future in that community.

On reason #2 for partnering with Franklin Synergy, their bankers are the best in their markets. What we found during diligence was a powerful team of community bankers that had built a very strong core asset, and we believe that core asset has been less recognized by the public markets in the past due to the noise and risk around the noncore assets and the funding issues.

If you look at our assumptions, we've modeled 30% cost saves on this transaction. This relatively low rate of cost savings is despite our plan to consolidate seven branches in our combined footprint, or almost half of the 15 branches that get added in this merger, and not all of those closures will be Franklin Synergy branches; we'll keep the best of what our two banks offer. If I were a bank analyst or investor, I might assume that we were sandbagging with that 30% number; we're not. We've entered into employment agreements with key members of Franklin's senior leadership. We value this team of bankers and we're making their transition our highest priority. Some of the management cost savings that you get from most bank M&A are not present or desired in this transaction.

At the core of Franklin Synergy is an incredibly strong group of relationship managers. They epitomize our definition of everything a community banker should be. They live in and are active in their communities. They bank their friends and neighbors. They have a travel club for their customers. They serve on boards and hold civic leadership positions and they dominate their markets. In fact, they remind us of ourselves in our community markets. In Nashville, FirstBank has a very strong commercial bank, but we've never been able to transition into the strong community bank that we desire to be. The Franklin team is exactly that. We are very excited to pair with this exceptional team and hopefully provide them with additional resources to enable them to go out and win even more than they already do.

One other compelling part of the union between the two companies is that for some time, FirstBank has been considering bringing several pieces of the operations part of the company together in a centralized operations center. Following the close of this transaction, we plan to keep Franklin Synergy's headquarters location in downtown Franklin. While we will maintain some of the functions in Lexington, Tennessee, we will be turning that cluster of buildings in downtown Franklin into our primary operations center. We want the combined company to be a cornerstone of the Williamson County community and we want our impact there to grow as our company continues to mature into the Southeast's leading community bank franchise.

To summarize, we highly value the core bank, its associates, their customers and their ties to the community, and we want to support them as they continue to dominate their markets.

Moving to the third point, the financial result of the transaction, we think this checks the boxes that enables us to make the investment. We're tangible book value neutral. We're picking up roughly 10% in EPS accretion, and we do that while protecting our balance sheet -- more on that in a second -- and paying to cross the $10-billion asset threshold. We achieve all of that while attaining true mass in our most vibrant market. Personally, I believe this creates significant franchise value for the company and value for our shareholders.

I also want to touch on the risks of the transaction and how we dealt with those. Heading into diligence, we felt that we needed to get comfortable with four things: the credit culture, the construction and commercial real estate concentration, the funding profile, and the healthcare, SNC and leveraged lending portfolios.

Following a thorough review of the portfolio, credit culture, underwriting practices and credit monitoring, we're comfortable with the credit culture and understand the construction and CRE portfolios.

In our meeting with Franklin Synergy's management team over the course of diligence to negotiations, they described themselves time after time as the leading middle Tennessee real estate franchise, and we agree with their assessment. We want to implement some of the residential construction credit monitoring practices that they've put into place over the past few years. Their credit officer will take a senior role with the combined company, continuing to serve Franklin Synergy's existing relationship managers while picking up responsibility for our Rutherford and Williamson County bankers. Eddie will work closely with FirstBank's chief credit officer.

Construction and development balances will move over the 100% risk-based capital threshold at the close of this transaction. However, we do think managing the concentration in that portfolio to near 100% of risk-based capital is good policy, and our goal is to gradually, through the growth of our risk-based capital and controlling exposures, manage to that goal over the four quarters that follow the close and operate at that level.

On the third concern, we will have an initial core funding hole upon close that we'll have to grow out of both organically and potentially through acquisition. The culture of Franklin Synergy prior to 2019 had not been to concentrate on the liability side of the balance sheet. Their strategy was to let the treasury function provide the funding, and that was done with extensive use of wholesale liabilities and brokered deposits. Over the past year, Franklin Synergy's management team has begun a process of adding more deposit relationships to the objectives for their bankers, and they've started to see some results over the past couple of quarters. We look forward to fostering that progress with our treasury management services and retail products. We'll work together to continue the trend on growing customer deposits.

On the last concern, we decided to wholly divest of Franklin's shared national credits, healthcare and corporate portfolios totaling $430 million. We've assumed a mark on these portfolios reflective of the liquidation value, and if not wholly divested on Day 2 after the close, we plan to be fully exited in the first quarter following the close of the transaction. I'll let James walk through the financial impact that we've assumed from exiting this business.

All that to say, we're thrilled with the strategic nature of this deal, and we're also elated with the financial impact that we think we're going to see. We can't wait to welcome the Franklin Synergy team members and customers into our FirstBank family.

With that overview, I want to turn the call over to James to talk about the transaction in a little more financial detail.

James Gordon:  Thanks, Chris. First, I just want to emphasize how excited we are about this merger. We believe that Franklin Synergy is one of the strongest community banking franchises in middle Tennessee, and we are thrilled to be able to add their associates to the FirstBank family. Our team all views this deal the same way, and they have been working tirelessly over the course of this process to make this a reality.

Moving on, I won't go slide by slide, but I do want to provide some color on a few of our key financial assumptions for this transaction. Looking first at our credit assumptions, we underwent a thorough review of the portfolio. We hired a Big Four firm on the loan review side and we evaluated 66% of the non-owner-occupied CRE portfolio, 41% of the construction and development portfolio and 46% of the core C&I portfolio, including owner-occupied CRE, supplemented by additional deeper discussions of the construction and development CRE, as well as the shared national credit, healthcare and corporate portfolios. We also have had extensive discussions with senior management on credit philosophy, monitoring and the current portfolio.

Ultimately we developed a view that there are two distinct portfolios at the bank: the core community banking book of business, which is approximately $2.4 billion, and the $430-million corporate, SNC, healthcare and leveraged lending book. We feel good about the core community banking book; we think that it looks and feels like loans we would be making in those markets if we had their presence there, and we are excited to continue growing that portfolio.

The corporate book does not align with our philosophy, as it does not generally involve local customers or financial sponsors. We will not be putting that onto our balance sheet and we have assumed a discount on the portfolio to protect tangible book value as that portfolio is exited. We have lumped that number into our PCD mark assumption for this presentation and will treat any of those loans that come over to our balance sheet at close as held for sale.

We have assumed roughly $10 million in loss net income as a result of divesting that $430 million of loans and have assumed that will decrease their wholesale funding on a roughly matching basis. Through that review, we have ultimately assumed nonaccretable credit marks of 2.7%, but will handle any losses in the exit of the nonstrategic portfolio, and a CECL-based allowance for credit loss reserved for the core portfolio. We have also assumed an accretable mark of 1.3% on the portfolio, roughly evenly split between fair value credit and interest rate marks. This will come back in through income over the lives of the loans. All totaled, that is approximately $110 million of initial combined gross credit and rate marks on Franklin Synergy's loan portfolio, or approximately 3.9%.

We have assumed 30% cost savings to Franklin Synergy's standalone net interest expense, with 50% phased in over 2020 and 100% phased in in 2021. We have assumed lossed interchange revenue due to the Durbin Amendment of roughly $4.5 million after tax when fully phased in during 2022. If we are close, it's possible we could choose to try to stay under the $10 billion in assets at December 31, 2020, but we have modeled that income loss beginning on June 30, 2021, to be safe.

We have assumed that we are taking advantage of Franklin Synergy's REIT subsidiary and gain, conservatively, $2.5 million in state tax benefit annually going forward.

With those adjustments in Franklin's standalone earnings power, we estimate that we'll achieve roughly 10% EPS accretion through this transaction while staying tangible book value neutral. As is typical, we have assumed no revenue synergies in our modeling, but we do believe that there are plenty of opportunities to grow revenues. Easily identifiable items include improving Franklin's funding base and hiring additional bankers and wealth managers in middle Tennessee due to the increased brand strength at FirstBank across Nashville.

In summary, we've created a transaction that protects our balance sheet and tangible book value per share while providing for earnings per share accretion and growth, which creates value for all of our stakeholders. I'm happy to answer any additional questions that you all might have on the modeling and due diligence process in the question-and-answer session.

Now I'll turn it back over to Chris.

Christopher T. Holmes:  Thank you, James. We want to welcome Myers and Chris and the entire Franklin Synergy team into the FirstBank family. The welcome has to remain unofficial until we close, but it's already heartfelt. We think that together, we will be very well positioned to serve our customer base better than ever. We're thrilled with the financial metrics, and most importantly, we believe that this combination creates the premier community banking franchise in middle Tennessee.

Operator, that completes my remarks on this evening's call, and we would now like to open it up for questions.

Questions & Answers

Operator:  (Operator Instructions)

We'll take our first question from Jennifer Demba with SunTrust.

Jennifer Demba:  Thank you, good evening.  Can you just talk about the background of the deal? How long you guys have been talking and how everything came together, I guess?

Christopher T. Holmes:  Yes. So first off, we're sitting at a branch two blocks from the Franklin Synergy headquarters, and so we know each other. Our headquarters office is in downtown Nashville and theirs is in downtown Franklin, but we do compete and we know each other, and we see each other socially and we go to football games and things like that. So we know the folks. This conversation really started, I guess, in the last quarter of the year, and it sort of picked up steam near the end of that quarter and led to the announcement. So we also -- like I said, we've known several folks there. Chris Black, who's sitting at the table, has been an employee of both organizations. He left FirstBank to go to become the CFO at Franklin Synergy. He left with good -- left on good terms, and so it's a good thing for him. He left on good terms. But -- and so that's how -- and then -- and he didn't have anything with the coming together other than the fact that he was the CFO, but there was a comfort level with some of their financial information because we sort of talk the same language there.

Operator:  We'll take our next question from Stephen Scouten with Piper Sandler.

Stephen Scouten:  So congrats on the deal. I think it's pretty exciting. It's exciting to see you all focus in on the Nashville MSA. I guess first of all, is it fair to assume that this will be what you focus on for 2020, or would you still think about looking at other incremental deals if they came about, came to you, in other markets?

Christopher T. Holmes:  Yes, this is going to be what we focus on for 2020, and so it's going to take all of our attention. We're going to be totally focused on execution on this deal. A little like I was talking about, seeing these guys and us seeing each other, we'll continue to see bankers at conferences and things like that, and I'm sure there will be casual dialogue as, Stephen, you know. But we're going to be focused on this and really solely this during 2020.

Stephen Scouten:  Great. And you put a lot in the presentation and spoke to it here about retention of talent, retention of management. When you're talking about the assumed retention of all the revenue producers, are those folks that you've looked to put under retention agreements currently, or will that be transpiring, or what are the targets or goals around retaining all those people?

Christopher T. Holmes:  Yes. Well, our target is to retain 100%, and we want to retain all of them. There are some really good bankers on both sides. But certainly, in terms of Williamson and Rutherford counties, the bulk of the key revenue producers, the vast majority are with Franklin Synergy. So we will work through the retention tools that we have, things like all the retention tools that you would apply will be the types of things we'll be using to try to hang onto those folks, and I'll add this one in too: When we talk about what makes our company's success, the first thing that we -- the first thing on that list is being a great place to work. The second one is being an elite financial performer and the third one is being a great community bank. This is going to move our asset size up to close to $10 billion, but we're still a community bank because we think it's about how you do it, not the size of the bank. And so -- but the first of those is being a great place to work, and that's the real way that you retain folks, is having a great culture and great environment. And both companies do that, so when we think we bring it together, we think that's going to keep people in the seat.

Stephen Scouten:  That's great. And then obviously Franklin has a much lower NIM than you guys do on a standalone basis, and you're doing some balance sheet restructuring here and other things. Can you talk a little bit about where you think the pro forma NIM will shake out, roughly, or what the impact of that will be, if you have any preliminary numbers there?

Christopher T. Holmes:  Yes, I'm going to let James talk about that, but you're right: There is a difference in the NIM, and we've modeled that in, and we haven't been terribly aggressive going forward because we don't think that's probably the wise way to do it. But James, do you want to comment further on the NIM?

James Gordon:  Yes. I think as we take off some of the wholesale funding with the sale of the $400-million portfolio, that will help. And I think as we focus, going forward on growing the deposits will be the opportunity to bring the margin back into our levels over time with that. So immediately, it will bring our margin down in the 3.60% kind of range, but then we expect to rebuild that over time as we work on the funding side of the balance sheet.

Stephen Scouten:  Okay, that's helpful. And maybe just one last thing on FBK's standalone. It looked like loan growth was pretty much in line with where you guys have been guiding, but just curious what you're seeing in terms of overall customer demand in some of the late-cycle type of activities or lending structures that you were talking about a little bit last quarter?

Christopher T. Holmes:  Yes. So during the quarter to round up, we were at 5.97%, I think, in terms of loan growth.

James Gordon:  Yes, about 6%, yes.

Christopher T. Holmes:  So I'm going to say 6% for the quarter, 10% for the year. And so we like those numbers. If I think specifically on the quarter, we've seen a few things on the pricing front that had been a little bit crazy to us, especially on the fixed rate side. We'll see some fixed rate things that go out for longer terms. But I would have to say, not quite as much as we had seen in the middle part of the year in terms of things that just made us wonder what was happening in the market. Then we haven't seen much change in demand. It's still relatively strong, so we haven't seen a lot of change in the market. Particularly, Nashville continues to be strong, but we still see pretty good momentum in places like Knoxville or Chattanooga or Memphis.

James Gordon:  We did probably see some elevated early payoffs, and you don't expect that to continue, to keep us in that range over the near term as well.

Christopher T. Holmes:  Yes, that's a good point, James. We did see more payoffs, actually, in fourth, and we'll have some in the first, than we've seen in the early part of the year.

Stephen Scouten:  Great. Alright, well thanks again guys and congrats on two really solid quarters and a great deal.

Operator:  We'll take our next question from Catherine Mealor with KBW.

Catherine Mealor:  Wanted to dig into the expense savings a little bit. You were clear, Chris, that you're not being too conservative on the 30%, just given the retention of people at Franklin, but how should we think about that 30% cost saving number and maybe expense growth into the next couple years as you prepare for the $10-billion cross, and how much of those assumptions are baked into your estimates?

James Gordon:  So Catherine, this is James. I'll answer that. I think two things: We started, about 18 months ago, started laying the infrastructure in, knowing that $10 billion was out there someday. We didn't know if that day would be sooner or later, so we've been laying that in, and that's one reason our expense growth has been a little bit higher than what we'd see historically over the last, say, 18 months. And then as part of the 30%, I think some things if you looked at it, I would say would be higher, as Chris said, the branch consolidations. Then I think offsetting that are keeping a lot of people to maintain that balance sheet and the customers that we're bringing over, built into that, as well as building in some incremental cost to keep positions and increase our overall infrastructure to meet the demands of passing the $10-billion level, particularly from a regulatory. But we think we're well positioned for that. A lot of it's in our run rate and a lot of it we have kept through keeping a very achievable 30% cost saving rate.

Christopher T. Holmes:  Hey, Catherine, I'll add two things there, just to bring a little bit of commentary and clarity. First, we did mention the operations center; we will be having some expense related to the operations center in Franklin that we'll be having there, that we'll be establishing there, and so there's a little bit of expense that doesn't get eliminated. And then the other thing, this is not expense saving, but we do have the Durbin Amendment; we'd take that into account. That doesn't come in until the second half of '21, but we do allow for the revenue reduction related to the Durbin Amendment.

Catherine Mealor:  Okay. And then, in thinking big picture, how do you think about big-picture profitability with the combination of these two companies? I know that it'll bring the margin down originally, and then you should kind of get some of that back as you grow core deposits, but just generally, you mentioned that it's accretive to the ROE, but how should we think about the pro forma effect on the ROA?

Christopher T. Holmes:  Yes, I'm going to comment on the big picture and let James comment on the pro forma effect on the ROA. From a big-picture standpoint, when you think about the profitability moving forward, we've modeled in and it's slightly accretive to our ROA and slightly accretive to our return on average tangible common. But I guess the exciting part there is, we haven't built in what we're all excited about on the deposit side of the balance sheet. The deposit side has been something that we are reasonably proficient at, and so we haven't built, really, much in there. And so, excited about the opportunities that it gives us, particularly, I'd say, there. And the other thing I'd say that I'm excited about is that in a lot of our communities, we're the community bank. We're 30%, 40%, 50% market share in a lot of smaller communities. In Nashville, we've never been that. We've never been that community bank that really knows the customer with a lot of depth. And so we've been successful, but we're a lot more of a commercial success in Nashville, and so this does give us that. And so again, there's going to be some revenue from that. But that's, of course, not built into the models, but we're excited about that opportunity. And so as specifics, I don't know exactly how many basis points it was on ROA and ROTCE.

James Gordon:  Yes, ROTCE, I think, to our consensus number that's out there, that's a little over 14 at a little over 100 basis points back on that, and I think consensus generally doesn't take in capital planning on that. We would end up with a lot of excess capital at that point to deploy to help increase that as well. Then I think the other big opportunity -- we talk about this a lot -- scale density in markets creates a lot of operating efficiency. Regardless of the 30% cost savings, they operate with a fairly strong efficiency ratio already. Adding that together, along with that, it will help our overall efficiency. It lessens the impact on the efficiency from mortgages. That becomes smaller to the overall pie. It's still large, but it's smaller to the overall pie on that. So our goal is to be an elite financial performer, and we think over time we will continue with that, after this transaction.

Catherine Mealor:  Great. And one last one, if I may, just on growth. You'll be over $10 billion in assets pro forma; how do you think about your pro forma growth rate?

Christopher T. Holmes:  Yes. We've kept things steady. What we modeled in, James, on the pro forma growth rate on our balance sheet . . .

James Gordon:  Yes, we modeled in, for the first couple of years, the consensus number, and then about 8% going forward after that. I would say we will have, by taking off the nonstrategic assets and then focusing on deposits, I think we will have a big opportunity to add producers in that -- I'll call it the middle-market C&I business that will help us both in deposits and help replace some of that. We did not model that into our numbers, and I think that will continue to help us to have fairly solid loan growth going forward, as well as deposit growth.

Catherine Mealor:  Great, thank you so much, and congrats.

Operator:  We'll take our next question from Tyler Stafford with Stephens.

Tyler Stafford:  Maybe Chris Holmes first, just to start, on legacy FBK, the quarter and kind of outlook. At this point, could you give us any clarity, or do you have any clarity yet, about how you're viewing the mortgage business for 2020?

Christopher T. Holmes:  Yes. As we're -- the way we do it at this point is we think 2020 is going to be similar to 2019 in terms of our production and in terms of our profitability. And of course, it's all dependent on the rate cycle, but it could be down just slightly, but we're thinking of it today as being a flat to -- could be slightly down, is the way we're thinking of it.

Tyler Stafford:  Okay, thanks. And then James, just going back to one of the comments in the earnings release tonight about just the margin trajectory for 2020, you mentioned kind of stabilized over the first half and then some opportunities for expansion in the back half. Just as you see the margin on a standalone basis in 2020, what are the puts and takes that you see in backing that view?

James Gordon:  Yes, so I think on the second half we have a lot of opportunity. If you'll remember back to the third and fourth quarters of 2018, we did a lot of promo CD campaigns. That was -- one of those products was 11-month. We've kind of gone through the first renewal cycle of that, and in '19, that's helped us. Then we also did a 30-month product -- I mean, I'm sorry, a 25-month product that was at 3%; that will start maturing. There's around $200 million of that. That starts in the third quarter and carries through the fourth quarter, we think. Today that rate would be 1.65%, 1.70%, as rates go today. And we continue to balance that. We've had a good success rate on capturing that 11-month around 70% rollover rate at the new rate, so you factor that in there, and kind of kept the balance flat, so we were also still growing net-net and keeping that balance flat in the timed deposits. So I think it's a big opportunity for us, particularly in the second half of the year. There's a little bit in the second quarter, but I think most of that will come in the third and the fourth quarters.

Tyler Stafford:  Okay, that's helpful, thanks. Just shifting over to the Franklin deal, can you just, just to confirm, the $6 million pretax of Durbin, that does include both FBK and Franklin's impacts, not just FBK?

James Gordon:  Yes.

Christopher T. Holmes:  Yes, it does.

Tyler Stafford:  Okay.

James Gordon:  Primarily ours, but yes.

Tyler Stafford:  Primarily FirstBank?
Christopher T. Holmes:  Primarily. I'd say at FBK we've got a bigger retail.

Tyler Stafford:  Yes. All right, thanks for clarifying that. On the $50 million of merger costs, I was a little bit surprised of the magnitude of that. Can you give us any color about what's baked into that $50 million?

James Gordon:  Yes, I would say, in round numbers, that about a third of that is, I'll call it, employment and related items. Then about another third of it is related to contract buyouts, data processing, those kind of contracts, and conversion cost, which will be fairly high on a deal that size. And then roughly, the other third is kind of split between branch closing costs and then transaction deal fees to investment bankers, lawyers and the other professionals that we'll need through the process.

Tyler Stafford:  Okay, got it. I may have missed this in the deck, Page 5, I guess, talks about how there are key Franklin executives that entered employment agreements, but I didn't see any exact roles for either Myers or Chris or the others. Is that something that you can share about what, at this point, what the expectation is for their involvement in the combined company going forward?

Christopher T. Holmes:  Yes. We can share this: They're going to be involved, and they look forward to being involved, but all of those details aren't worked out, and so I say "they," and I'm being general, because all of those details aren't worked out, and so at this point we don't want to share any deeper than that. We will, just not yet.

Tyler Stafford:  Okay. And then just lastly from me, following up on Steve's earlier question just around the core margin impacts, I think a couple of quarters ago, and this may be more of a question for Chris Black, but I think a couple quarters ago you guys talked about, at Franklin, that the syndicated book was around LIBOR 2.20%. So do you guys just kind of have ballpark what the $430 million yield is that you're running off? And just to kind of think about the margin pickup once you do exit those 2.30% rate FHLBs and the lower-yielding assets that you're running off.

Chris Black:  Sure. So I think on that book, we're probably in the 5.5% ballpark on loan yield. And so a little bit akin to what James said in terms of standalone FBK and some of the repricing, I think we see that, similarly, situated on the horizon as well. So both inside with the wholesale and across the footprint. But specifically on the loans, about 5.5%.

James Gordon:  We assumed about a 3.25% spread on that portfolio. That's roughly how we came up with the $10 million after tax.

Operator:  We'll take our next question from Daniel Cardenas with Raymond James.

Daniel Cardenas:  Congrats on the deal.  Just a couple quick follow-up questions. Kind of going back to the legacy margin for FirstBank, I guess Question 1 here, just as I look at the accretion contribution, in Q4, it seems to be a little bit more accelerated than in previous quarters. What's kind of a good run rate, at least for the first half of 2020, to think about in terms of accretion contribution?

James Gordon:  Yes. So it was a little bit higher, and that really is just generally generated by payoffs on some of those credits that are different from the marks that you have. I would say we're going to run somewhere in the $1.2-million to $1.5-million range on a go-forward basis before this transaction just on a standalone basis, maybe slightly higher than that when you add payoffs on that.

Daniel Cardenas:  Okay. And the 3.6% range that you gave on a pro forma basis, that's core -- is that a core number, or is that all in?

James Gordon:  That's more core, yes.

Daniel Cardenas:  Okay, excellent. And then just quickly jumping back to mortgages, in terms of expenses for the mortgage division, how should we be thinking about that in 2020? Is there room for additional improvement there?

Christopher T. Holmes:  We hope so. There's always room for improvement, and I'm nudging the guy that's responsible for mortgage. We hope so. It's gotten more efficient with the downsizing, and we hope it continues to improve in efficiency, adjusting for the seasonality of the business.

James Gordon:  Yes, the other thing I would say on that, that distorts it, but one is because of the size of last quarter, say, versus this quarter. The other thing that distorts it somewhat, is on the way you do the presentation of the mortgage servicing rights income, or the mortgage servicing income, and you take the fair value against the revenue. So that's actually been a loss, so that's in the revenue against the revenue number, at least for the last two or three quarters. We hope that slows down over the course of the next year as well. And so if you take that out, the efficiency ratio for mortgage looks a little better, but still opportunity is there over the course of time to work through that.

Daniel Cardenas:  Okay, great. And then, I guess, given the deal that was announced, and the pending transaction in Kentucky, is it safe to assume that maybe buybacks go to the back burner here?

Christopher T. Holmes:  Yes. It's safe to assume at least in the near term.

James Gordon:  Yes, I mean, I think even from a legal standpoint, we still have that authorization, but not the ability to use it at this point based on the structures of both deals.

Daniel Cardenas:  Okay great.  All my other questions have been asked and answered.  Again congrats on the transaction.

Operator:  At this time we have no further questions in the queue. I would like to turn the conference back to Chris Holmes for any additional or closing remarks.

Christopher T. Holmes:  Okay, thank you very much once again. We appreciate you staying with us into the evening, and again, we're excited about moving forward as partners between FBK and Franklin. So thank you all, and have a good evening.

Operator:  Ladies and gentlemen, this concludes today's conference. We appreciate your participation. You may disconnect at this time.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

In connection with the proposed merger, FB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”). The registration statement will contain the joint proxy statement of Franklin Financial Network, Inc. (“Franklin”) and FB Financial to be sent to the FB Financial and Franklin shareholders seeking their approvals in connection with the merger and the issuance of FB Financial common stock in the merger. The registration statement will also contain the prospectus of FB Financial to register the shares of FB Financial common stock to be issued in connection with the merger. A definitive joint proxy statement/prospectus will also be provided to FB Financial and Franklin shareholders as required by applicable law. Investors and shareholders are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, as well as any other relevant documents filed by FB Financial and Franklin with the SEC, including any amendments or supplements to the registration statement and other documents filed with the SEC, because they will contain important information about the proposed merger, Franklin, and FB Financial.  The registration statement and other documents filed with the SEC may be obtained for free on the SEC’s website (www.sec.gov). The definitive proxy statement/prospectus will also be made available for free by contacting FB Financial Corporation Investor Relations at (615) 564-1212 or investors@firstbankonline.com, or by contacting Franklin Investor Relations at (615) 236-8327 or investors@franklinsynergy.com. This filing does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

FB Financial, Franklin, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FB Financial and Franklin shareholders in connection with the proposed merger under the rules of the SEC. Information about the directors and executive officers of FB Financial may be found in the definitive proxy statement for FB Financial’s 2019 annual meeting of shareholders, filed with the SEC by FB Financial on April 16, 2019, and other documents subsequently filed by FB Financial with the SEC. Information about the directors and executive officers of Franklin may be found in the definitive proxy statement for Franklin’s 2019 annual meeting of shareholders, filed with the SEC by Franklin on April 12, 2019, and other documents subsequently filed by Franklin with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available. Free copies of these documents may be obtained as described in the paragraph above.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this filing may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to the timing, benefits, costs, and synergies of the proposed merger with Franklin (which we refer to as the “Franklin merger”), and FB Financial’s and Franklin’s future plans, results, strategies, and expectations. These statements can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection,” and other variations of such words and phrases and similar expressions. These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s or Franklin’s control. The inclusion of these forward-looking statements should not be regarded as a representation by FB Financial, Franklin or any other person that such expectations, estimates, and projections will be achieved. Accordingly, FB Financial and Franklin caution shareholders and investors that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements including, without limitation, (1) the risk that the cost savings and any revenue synergies from the proposed Franklin merger or another acquisition may not be realized or may take longer than anticipated to be realized, (2) disruption from the proposed Franklin merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement with Franklin, (4) the failure to obtain necessary regulatory approvals for the Franklin merger, (5) the failure to obtain the approval of FB Financial and Franklin’s shareholders in connection with the Franklin merger, (6) the possibility that the costs, fees, expenses, and charges related to the Franklin merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the Franklin merger to be satisfied, (8) the risks related to the integration of the combined businesses (Franklin, as well as FB Financial’s pending acquisition of FNB Financial Corp. and any future acquisitions), including the risk that the integration will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the Franklin merger, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) reputational risk and the reaction of the parties’ customers to the Franklin merger, (14) FB Financial’s ability to successfully execute its various business strategies, including its ability to execute on potential acquisition opportunities, (15) the risk of potential litigation or regulatory action related to the Franklin merger, and (16) general competitive, economic, political, and market conditions.  Further information regarding FB Financial, Franklin and factors which could affect the forward-looking statements contained herein can be found in FB Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission ("SEC"), and in Franklin's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Many of these factors are beyond FB Financial’s and Franklin’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this filing, and neither FB Financial nor Franklin undertakes any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for FB Financial or Franklin to predict their occurrence or how they will affect FB Financial or Franklin.

FB Financial and Franklin qualify all of their forward-looking statements by these cautionary statements.